BANK OF MONTREAL

ANNUAL
INFORMATION
FORM

December 14, 2004

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Information Form (including documents incorporated by reference), and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply disruptions; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

BANK OF MONTREAL
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

	Page Reference
	Annual	Annual Report
	Information Form	(Incorporated by
		Reference *)
CORPORATE STRUCTURE
Name, Address and Incorporation	3
Intercorporate Relationships	3	123

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	3

DESCRIPTION OF THE BUSINESS
Business	4	21, 36-49
Supervision and Regulation in Canada	4
Supervision and Regulation in United States	5
Competition	5
Risk Factors		36-49, 58-67

DIVIDENDS		51, 64, 108-109

DESCRIPTION OF CAPITAL STRUCTURE
General Description of Capital Structure	6	51-52, 108-109
Restraints on Bank Shares under the Bank Act	6
Ratings	6

MARKET FOR SECURITIES
Trading Price and Volume	8

ESCROWED SECURITIES	10

DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors	10
Board Committee Members	12
Executive Officers	12
Shareholdings of Directors and Executive Officers	13
Additional Disclosure for Directors and Executive Officers	13

TRANSFER AGENT AND REGISTRAR	13

INTEREST OF EXPERTS	13

AUDIT COMMITTEE INFORMATION
Composition of the Audit Committee	14
Shareholders’ Auditors’ Service Fees	14

ADDITIONAL INFORMATION	15

APPENDIX I — BANK OF MONTREAL AUDIT COMMITTEE CHARTER	16

Unless otherwise specified, this Annual Information Form presents information as at October 31, 2004.

* Reference: Parts of the 2004 Annual Report of Bank of Montreal for the year ended October 31, 2004 (“Annual Report”) are incorporated by reference into this Annual Information Form.

BANK OF MONTREAL

CORPORATE STRUCTURE

Name, Address and Incorporation
Bank of Montreal (the “Bank”) commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”), and is named in Schedule I of the Bank Act. The Bank Act is the charter of the organization and governs its operations.

The Bank’s head office is located at 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6, and the executive offices are located at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Bank of Montreal uses a unified branding approach that links the organization’s member companies. This approach refers to Bank of Montreal as BMO Financial Group. As such, in this document and the documents incorporated by reference, the name BMO Financial Group, or BMO®, means Bank of Montreal.

Intercorporate Relationships

Information about the intercorporate relationships among Bank of Montreal and its principal subsidiaries is provided on page 123 of the 2004 Annual Report of Bank of Montreal, which page is incorporated herein by reference. These subsidiaries are incorporated in the country in which their head office is located.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

BMO has focused on repositioning for improved business growth and performance. Our strategy has been to exit less profitable or low-potential businesses and branches and re-deploy the capital and other resources to higher-potential businesses, thereby shifting the business mix toward high-return businesses.

Since 1999, BMO has divested its Mexican investment in Bancomer, exited the low-potential global custody business, the corporate trust business and Partners First, a credit card business, and sold or closed slower-growth branches in Canada. The risk-weighted assets of the Investment Banking Group have been dramatically reduced over the last number of years, in part due to reductions related to exiting certain non-core relationships.

In 2001, the U.S. retail branch network was strengthened by the purchase of First National Bank of Joliet, adding 18 locations and more than US$1 billion in assets. The Private Client Group acquired the Guardian Group of Funds Ltd., a strategic acquisition that strengthened the group’s position in the mutual fund industry.

In 2002, BMO continued to invest for the future. Private Client Group completed three acquisitions in the United States: CSFBdirect, the online accounts of Morgan Stanley Individual Investor Group, and Northwestern Trust and Investors Advisory Company.

In 2003, Private Client Group acquired certain assets of myCFO, Inc., a California-based provider of customized investment and advisory services, and Sullivan, Bruyette, Speros and Blayney, a Virginia-based financial planning firm. Investment Banking Group acquired Gerard Klauer Mattison (“GKM”), adding a U.S. equity sales and trading platform to complete our existing U.S.-based investment and corporate banking offering. BMO also announced a common share buyback program.

In 2004, we continued to strengthen U.S. personal and business banking, adding ten full-service locations with the purchases of Lakeland Community Bank and New Lenox State Bank in Illinois. Our community bank branch network in Illinois has grown from 146 branches in 2001 to 168 in 2004. We announced the acquisition of Mercantile Bank Inc. in Indiana, which is scheduled to close early in fiscal 2005, adding 19 more branches and expanding our personal and business banking beyond the Illinois market for the first time. In 2004, we announced another common share buyback program, which is scheduled to expire in August 2005.

For additional information regarding the general development of BMO’s business, see pages 36 to 49 of the 2004 Annual Report of Bank of Montreal, which pages are incorporated herein by reference.

DESCRIPTION OF THE BUSINESS

Business

BMO offers a broad range of credit and non-credit products and services directly and through Canadian and non-Canadian subsidiaries, offices and branches. As at October 31, 2004, BMO had 33,593 full-time equivalent employees, maintained 988 bank branches in Canada and operated internationally in major financial markets and trading areas in eight other countries, including the United States. Harris (Harris Bankcorp, Inc.), wholly-owned by Bank of Montreal, operates a community banking business in the United States, based in Chicago, providing retail banking and private client and personal trust services, as well as corporate and investment banking through Harris Nesbitt. BMO also provides a full range of investment dealer services through the BMO Nesbitt Burns group of companies, which include BMO Nesbitt Burns Inc., a major fully-integrated Canadian investment dealer in which Bank of Montreal owns 100 percent of the voting shares, and BMO Nesbitt Burns Corp., Bank of Montreal’s wholly-owned registered securities dealer in the United States.

BMO comprises three operating groups: Personal and Commercial Client Group provides financial services to personal and commercial customers in Canada and the United States through its branches as well as directly through bmo.com, harrisbank.com and a network of automated banking machines (ABM); Private Client Group provides wealth management services to individuals through BMO Bank of Montreal, BMO Nesbitt Burns, BMO InvestorLine®, and BMO Harris Private Banking in Canada, and through Harrisdirect, Harris Private Bank and Harris in the United States; Investment Banking Group is responsible for relationship management for large corporate, institutional and government customers, the delivery of treasury products and corporate and investment banking in Canada and the United States. Corporate Support, including Technology and Solutions provides risk management, technology and other corporate services to the three operating groups.

Supervision and Regulation in Canada

Bank of Montreal’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and cooperative credit associations.

In accordance with the Bank Act, the organization may engage in and carry on the business of banking and such business generally as pertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when (1) the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the outstanding voting shares of the body corporate or (2) the total of the shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial service activity whether that entity is regulated or not. Further, a bank may invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, act as mutual funds or mutual fund distributors or that service financial institutions and a bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance or the Superintendent of Financial Institutions (Canada) (the “Superintendent”) is required prior to making the investment and/or the bank is required to control the entity. Other than for authorized types of insurance, chartered banks may offer insurance products only through their subsidiaries and not through their branch systems. Banks may offer insurance products through their credit card systems but are prohibited from target-marketing these products to selected cardholders. Automobile leasing continues to be prohibited to all federally incorporated financial institutions.

Without Minister of Finance approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. With Minister of Finance approval, a person or group of associated persons may own up to 20% of any class of voting shares and up to 30% of any class of non voting shares of the Bank. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act.

The Superintendent is responsible to the Minister of Finance for the administration of the Bank Act. The Superintendent provides guidelines for disclosure of a bank’s financial information. The Superintendent is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister of Finance. In addition to the Bank Act, outside Canada each of Bank of Montreal’s branches, agencies and subsidiaries is also subject to the regulatory requirements of the country in which it conducts its business.

Supervision and Regulation in United States

The activities of Bank of Montreal and its subsidiaries in the United States are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. As a foreign bank, Bank of Montreal is subject to the International Banking Act of 1978 and Regulation K. The Board of Governors of the Federal Reserve System (the “Board”) and state banking regulators oversee the operation of our branches and offices in the United States.

Being “well capitalized” and “well managed” under applicable Board standards, Bank of Montreal and its bank holding companies in the United States were designated as financial holding companies on April 10, 2000. This status allows a broader range of financial, non-banking and merchant banking activities to be undertaken. Bank of Montreal and its subsidiaries own 29 insured depository institutions in the United States that are engaged in commercial and retail banking and are subject to various laws and regulation and examination by various state and federal regulators. Board approval is generally required for acquiring voting shares (in excess of 5%), control or all or substantially all of the assets of a bank holding company, bank or savings association.

Bank of Montreal is engaged in a number of financial activities and businesses in the United States, many of which are subject to regulation by the Board and other applicable federal and state agencies. The Securities and Exchange Commission and state securities regulators regulate a broker-dealer subsidiary. Insurance agency businesses are regulated by state insurance regulators. Provisions of the Federal Reserve Act place certain limitations and restrictions on the transactions between Bank of Montreal-owned insured depository institutions and Bank of Montreal and its affiliates.

Competition

Canada’s financial services industry is highly competitive, consisting of approximately 2,100 companies including banks, trust companies, credit unions, direct and full-service brokerages, investment dealers, life and property and casualty insurance companies, and mutual fund dealers among others. Bank of Montreal competes with most of these companies in some form in our different businesses. However, our range of services is comparable to those of the other five major Canadian banks and they are our direct competitors in almost all our businesses and markets in Canada. Bank of Montreal was the fifth largest chartered bank in Canada in terms of total assets and revenue, and the fourth largest in terms of market capitalization, as of October 31, 2004. It ranks among the largest banks in Canada and the United States, ranking tenth by total assets and twelfth by market capitalization.

The six major Canadian banks play a prominent role in the banking system, and each maintains an extensive branch network, augmented with ABM, telephone and Internet banking facilities. Although products and services offered by the major banks are reasonably similar, competition occurs not only in the suite of products and services offered and the different pricing and service models adopted, but in the use of leading edge technology to gain strategic advantage, as well as the partnerships and alliances entered into by the various institutions to better serve their customers. Increased competition is also evident in the drive for scale and other operating efficiencies, and the greater willingness by all participants to divest low-return businesses. The industry is considered mature but still growing, supported by immigration and growth in the economy. In recent years competition has escalated because of the rise of mono-line competitors, and internet and other niche banks. In addition, Canada’s banks have become increasingly focused on their retail and commercial banking businesses.

Bank of Montreal’s personal and commercial banking business is among the top five in Canada in all core product areas. We have an approximate 13% share of the personal banking market and serve over 20% of Canadian households. The Bank has been particularly successful in small business lending, having a number two market share of about 19%.

Wealth management in North America is a profitable, high growth industry which provides favourable growth opportunities. Our Canadian businesses have strong brand recognition and market position in private banking, full service brokerage and direct brokerage operations. Our Canadian term investment products and mutual funds are sold successfully through our extensive national branch network. We estimate that we have slightly less than a 10% share of the overall Canadian wealth management market. In the United States, our share of the market is smaller but we offer an award winning platform through our direct brokerage, and our private banking offices have strategic footholds in high-growth wealth markets.

Our Investment Banking Group is among the leaders in Canada, enjoying top-tier market share in a number of the most important product areas, including equity and debt underwriting (having participated in 59% of North American equity and debt underwriting undertaken for Canadian issuers in fiscal 2004), mergers and acquisitions (with the 8th highest market share in 2004), securitization (ranked first in Asset-backed Commercial Paper Conduit Outstandings as of September 30, 2004), and equity research and trading (ranked first in equity value block trading by value).

The competitive landscape in the United States is significantly more complex given the overall size and activity level of the market and the presence of regional rather than national competitor groupings for many businesses, such as personal and commercial banking and other financial service providers. In the Chicago region, where BMO’s retail banking operations are concentrated, the market is highly fragmented, with more than 250 banks and the three largest, including ours, Harris, together having only approximately a 30% share of the personal and small business market, unchanged from 1997. Harris is the second largest, having approximately 9% of the personal and small business deposits market. Chicago is the second largest market in the United States and competition has intensified in recent years as new competitors have aggressively targeted the Chicago market.

Driven by the ongoing integration of the Canadian and American economies, consolidation has been underway in the financial services industry in Canada and the United States in recent years. This has affected trust companies, mutual fund managers, life insurers and most recently, credit unions. Canada’s major banks have been prohibited from merging by virtue of government policy. It is uncertain whether this will change in the near future but further consolidation and increased competition in the financial services industry overall is likely. It is anticipated that this consolidation could significantly re-configure the North American financial services landscape in the future by widening the distinctions between various tiers of players.

DESCRIPTION OF CAPITAL STRUCTURE

For a description of the Bank’s capital structure, see pages 51, 52, 108 and 109 of the 2004 Annual Report of Bank of Montreal which pages are incorporated by reference.

Restraints on Bank Shares under the Bank Act

The Bank Act contains restrictions on the issue, transfer, acquisition and beneficial ownership of all shares of a chartered bank. The following is a summary of such restrictions. No person shall be a major shareholder of a bank if such bank has equity of $5 billion or more (which would include the Bank). A person is a major shareholder of a bank where (i) the aggregate of shares of any class of voting shares owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.

In addition, the Bank Act prohibits banks, including the Bank, from transferring or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.

Ratings

The following table sets out ratings the Bank has received in respect of its outstanding securities from the rating agencies.

Overall	DBRS	S&P	Moody’s	Fitch

Short-term instruments	R-1 (mid)	A-1+	P-1	F1+
Deposits & senior debt	AA (low)	AA-	Aa3	AA-
Subordinated debt	A (high)	A+	A1	A+
Preferred shares	Pfd-1 (low)	A/P-1 (low)	N/A	N/A
Financial strength	N/A	N/A	B	N/A
Trend	Stable	Stable	Stable	Stable

Specific Securities	DBRS	S&P	Moody’s	Fitch

Subordinated Debt

Series 12[1]	A (high)			A+
Series 16	A (high)
Series 18	A (high)			A+
Series 19	A (high)		A1	A+
Series 20	A (high)

Specific Securities	DBRS	S&P	Moody's	Fitch

Series 21	A (high)		A1	A+
Series 22	A (high)		A1
Series A MTN Tr2	A (high)			A+
Series B MTN Tr1	A (high)			A+
Sub Note (7.80%)		A+	A1	A+
Sub Note (6.10%)		A+	A1	A+

Preferred Shares
Class B – Series 4[2]	Pfd-1 (low)	A/P-1 (low)
Class B – Series 5	Pfd-1 (low)	A/P-1 (low)
Class B – Series 6[2]	Pfd-1 (low)	A/P-1 (low)
Class B – Series 10	Pfd-1 (low)	A/P-1 (low)

1This is the rating initially assigned by DBRS to the Series 11 Debentures which were issued in 1988 and were exchanged for the Series 12 Debentures on December 20, 1993.
2The Bank has adopted the CICA’s new accounting requirements on the classification of its preferred shares as liabilities or equity as of November 1, 2004. Under the new rules, the Class B — Series 4 and 6 preferred shares will be reclassified as debt and the dividends on these shares will be recorded as interest expense. In February 2004, the Office of the Superintendent of Financial Institutions issued an advisory confirming that these preferred shares would continue to be eligible for core Tier 1 treatment for as long as they remain outstanding.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies in the table above is set out below.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

(a)     Dominion Bond Rating Service (DBRS)

DBRS has different rating scales for short-term debt, long-term debt and preferred shares. The R-1 (mid) rating assigned to the Bank’s short-term instruments is the second highest of ten rating categories and indicates superior credit quality. Entities with such ratings typically exemplify above average strength in key areas of consideration for the timely repayment of short-term liabilities.

The AA (low) and A (high) ratings assigned to the Bank’s senior and subordinated debt are the second and third highest of the ten rating categories for long-term debt. Under the DBRS system, debt securities rated AA are of superior credit quality and protection of interest and principal is considered high. Debt securities rated A are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to “high” or “low” reflects the relative strength within the rating category.

The Pfd-1 (low) rating assigned to the Bank’s preferred shares is the highest of six rating categories for preferred shares. It indicates that the preferred shares are of superior credit quality and have been issued by an entity with strong earnings and balance sheet characteristics. A reference to “high” or “low” again reflects the relative strength within the rating category.

(b)     Standard & Poor’s (S&P)

S&P also has different rating scales for short-term debt, long-term debt and preferred shares. The A-1+ rating assigned to the Bank’s short-term instruments is the highest of six rating categories and indicates S&P’s view that the Bank’s capacity to meet its financial commitment on short-term instruments is extremely strong.

The AA- ratings assigned to the Bank’s deposits and senior debt and the A+ rating assigned to two of its subordinated debt issues are the second and third highest of ten rating categories for long-term debt. An AA rating indicates that the obligor’s capacity to meet its financial commitment is very strong. An A rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.

The Bank’s preferred shares have been assigned A ratings using S&P’s global scale for preferred shares and, in some cases, have also been assigned A/P-1 (low) ratings using S&P’s Canadian scale for preferred shares. The A rating category is the highest of the three categories used by S&P on its global preferred share scale. The P-1 rating category is the highest of the five categories used by S&P on its Canadian preferred share scale. A reference to “high” or “low” reflects the relative strength within the rating category.

(c)     Moody’s Investor Services (Moody’s)

Moody’s also has different rating scales for short-term debt, long-term debt and preferred shares. The P-1 rating assigned to the Bank’s short-term instruments is the highest of four rating categories and indicates a superior ability to repay short-term obligations.

The Aa3 and A1 ratings assigned to the Bank’s deposits and senior debt and to its subordinated debt are the second and third highest of the nine rating categories for long-term debt. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk; obligations rated A are considered upper-medium grade and are subject to low credit risk. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks in its ranking category, with 1 being the highest.

Moody’s also rates the financial strength of banks. Moody’s has assigned the Bank a financial strength rating of B, which indicates strong intrinsic financial strength.

(d)     Fitch

Fitch also has different rating scales for short-term debt and deposits, senior debt and subordinated debt. The F-1+ rating assigned to the Bank’s short-term instruments is the highest of six rating categories and indicates the strongest capacity for the timely payment of financial commitments. The added “+” denotes an exceptionally strong credit feature.

The AA- and A+ ratings assigned to the Bank’s deposits and senior debt and to its subordinated debt are the second and third highest of 12 rating categories for long-term debt. An AA rating denotes a very low expectation of credit risk and a very strong capacity for the timely payment of financial commitments. An A rating denotes a low expectation of credit risk and a strong capacity for the timely payment of financial commitments. Fitch uses the “+” and “-” suffixes to denote relative status within a rating category.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding common shares of Bank of Montreal are listed on the Toronto Stock Exchange (TSX) under the trading symbol “BMO” and on the New York Stock Exchange (NYSE) under the symbol “BMO”. The outstanding preferred shares of Bank of Montreal are also listed on the TSX with the following trading symbols: Class B Preferred Shares Series 4, “BMO.PR.G”; Class B Preferred Shares Series 5, “BMO.PR.H”; Class B Preferred Shares Series 6, “BMO.PR.I”; and, Class B Preferred Shares Series 10, “BMO.PR.V”. The following tables set forth the reported high and low closing prices and trading volumes of the common and preferred shares of Bank of Montreal on the TSX for the periods indicated.

Common Shares (BMO)
Month	High ($)	Low ($)	Volume Traded
2004/10	59.63	55.20	23,677,374
2004/09	56.07	53.40	20,345,018
2004/08	55.55	52.05	18,250,134
2004/07	55.50	52.80	15,806,407
2004/06	54.15	52.52	19,108,000
2004/05	53.74	49.50	20,882,580
2004/04	56.50	50.88	21,026,011
2004/03	55.05	51.60	25,013,008
2004/02	58.74	53.32	27,150,927
2004/01	59.65	53.40	31,567,854
2003/12	54.99	52.34	35,143,601
2003/11	53.88	49.28	22,185,405

Class B Preferred Shares Series 4 (BMO.PR.G)
Month	High ($)	Low ($)	Volume Traded

2004/10	26.42	26.15	42,994
2004/09	26.49	25.95	80,061
2004/08	26.74	26.00	2,222,154
2004/07	26.74	26.39	53,291
2004/06	26.74	26.25	66,181
2004/05	26.71	25.90	2,312,614
2004/04	27.37	26.37	166,886
2004/03	27.44	26.90	109,967
2004/02	27.24	26.72	2,285,424
2004/01	27.29	26.83	124,987
2003/12	26.91	26.46	93,187
2003/11	27.14	26.48	2,245,298

Class B Preferred Shares Series 5 (BMO.PR.H)
Month	High ($)	Low ($)	Volume Traded

2004/10	26.90	26.12	311,340
2004/09	26.33	25.88	125,101
2004/08	26.33	25.75	104,202
2004/07	26.08	25.32	116,641
2004/06	25.50	24.93	154,305
2004/05	25.75	24.45	304,636
2004/04	27.20	25.55	338,975
2004/03	27.99	26.50	134,390
2004/02	27.44	26.75	125,085
2004/01	26.99	26.42	94,299
2003/12	26.57	26.00	321,425
2003/11	26.50	25.96	212,790

Class B Preferred Shares Series 6 (BMO.PR.I)
Month	High ($)	Low ($)	Volume Traded

2004/10	26.55	26.25	2,355,465
2004/09	26.45	26.25	79,342
2004/08	26.70	25.75	2,660,038
2004/07	26.69	26.37	262,043
2004/06	27.25	26.36	210,806
2004/05	26.50	25.85	2,799,304
2004/04	27.37	26.26	212,120
2004/03	27.40	26.85	148,833
2004/02	27.18	26.50	2,734,833
2004/01	27.25	26.76	171,685
2003/12	26.80	26.50	239,488
2003/11	27.09	26.40	2,858,018

Class B Preferred Shares Series 10 (BMO.PR.V)
Month	High (US$)	Low (US$)	Volume Traded

2004/10	27.49	26.51	301,857
2004/09	27.80	27.10	522,560
2004/08	27.20	26.75	237,198
2004/07	27.15	26.55	358,393
2004/06	27.10	25.65	241,063
2004/05	26.25	25.00	363,304
2004/04	28.00	26.00	307,097
2004/03	28.00	27.10	167,604
2004/02	28.70	27.85	373,069
2004/01	28.40	27.15	422,698
2003/12	27.50	26.80	321,295
2003/11	28.25	27.05	194,189

ESCROWED SECURITIES

To the knowledge of the Bank, the only securities of the Bank held in escrow are set out in the following table.

Escrowed Securities	Number of Securities
Designation of Class	held in Escrow	Percentage of Class

Common Shares	198,991[1]	<1%

1 In connection with the Investment Banking Group’s acquisition of GKM in July 2003, 300,648 common shares were placed in escrow with Computershare Trust Company, Inc., as escrow agent, to be paid to former shareholders of GKM. Under the terms of the escrow agreement, one third of the shares are released on each anniversary of the closing date of the acquisition, subject to reserves for possible indemnity claims under the merger agreement. Shares held for certain key employees of the Bank who were former employees of GKM are forfeited upon such employees’ termination of employment, subject to earlier vesting in accordance with the employees’ employment arrangements.

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

The following are the directors of the Bank as at December 14, 2004.

Director Name and Principal Occupation	Municipality of Residence	Director Since

Robert M. Astley Corporate Director and former President and Chief Executive Officer Clarica Life Insurance Company and former President, Sun Life Financial Canada	Waterloo, Ontario Canada	October 26, 2004

Stephen E. Bachand Corporate Director and former President and Chief Executive Officer Canadian Tire Corporation, Limited	Ponte Vedra Beach, Florida U.S.A.	July 1, 1999

David R. Beatty, O.B.E. Chairman and Chief Executive Officer Beatinvest Limited	Toronto, Ontario Canada	January 20, 1992

Robert Chevrier, F.C.A. President Société de gestion Roche Inc.	Montreal, Quebec Canada	February 29, 2000

F. Anthony Comper President and Chief Executive Officer BMO Financial Group	Toronto, Ontario Canada	January 15, 1990

Director Name and Principal Occupation	Municipality of Residence	Director Since

Ronald H. Farmer Managing Director Mosaic Capital Partners Toronto	Markham, Ontario Canada	November 25, 2003

David A. Galloway Chairman of the Board Bank of Montreal	Toronto, Ontario Canada	February 24, 1998

Eva Lee Kwok Chair and Chief Executive Officer Amara International Investment Corp.	Vancouver, British Columbia Canada	September 14, 1999

J. Blair MacAulay of Counsel Fraser Milner Casgrain LLP Toronto	Oakville, Ontario Canada	December 13, 1971

The Honourable Frank McKenna, P.C., Q.C. President Glenwood Kitchen Cabinets and Counsel McInnes Cooper Moncton	Cap Pelé, New Brunswick Canada	February 24, 1998

Bruce H. Mitchell Chairman and Chief Executive Officer Permian Industries Limited	Toronto, Ontario Canada	August 17, 1999

Philip S. Orsino President and Chief Executive Officer Masonite International Corporation Mississauga	Toronto, Ontario Canada	July 1, 1999

J. Robert S. Prichard, O.C., O. Ont. President and Chief Executive Officer Torstar Corporation	Toronto, Ontario Canada	July 18, 2000

Jeremy H. Reitman President and Chief Executive Officer Reitmans (Canada) Limited	Montreal, Quebec Canada	January 19, 1987

Joseph L. Rotman, O.C., LL.D. Chairman Roy-L Capital Corporation	Toronto, Ontario Canada	October 15, 1999

Guylaine Saucier, C.M., F.C.A. Corporate Director	Montreal, Quebec Canada	May 1, 1992

Nancy C. Southern President and Chief Executive Officer ATCO Ltd. and Canadian Utilities Limited	Calgary, Alberta Canada	September 1, 1996

Directors of the Bank are elected annually and hold office until the next Annual Meeting of Shareholders.

Since November 1, 1999, the directors have held the principal occupations described above, or other positions with the same, predecessor or associated firms with the exception of: Mr. Astley, who prior to September 2004 was President, Sun Life Financial Canada and prior to May 2002 was President and Chief Executive Officer, Clarica Life Insurance Company; Mr. Bachand, who prior to August 2000 was President and Chief Executive Officer, Canadian Tire Corporation, Limited; Mr. Beatty, who prior to April 2000 was Chairman and Chief Executive Officer, Old Canada Investment Corporation Limited; Mr. Chevrier, who prior to April 2001 was Chairman and Chief Executive Officer, Rexel Canada Inc.; Mr. Comper, who prior to May 2004 was Chairman and Chief Executive Officer, Bank of Montreal (Mr. Galloway was appointed non-executive Chairman of the Board of Bank of Montreal in May 2004); Mr. Farmer, who prior to December 2002 was Senior Director, McKinsey & Company; Mr. Galloway, who prior to May 2004 was Corporate Director and prior to May 2002 was President and Chief Executive Officer, Torstar Corporation; Mr. Prichard, who prior to May 2002 was President, Torstar Media Group and Chief Operating Officer, Torstar Corporation and who prior to July 2001 was President, University of Toronto; Mr. Rotman, who prior to September

2001 was Executive Chairman, Clairvest Group Inc.; Mme Saucier, who prior to December 2000, was Chairman, Board of Directors, Canadian Broadcasting Corporation; and, Ms. Southern, who prior to January 2003 was Co-Chairman and Co-Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited and prior to January 2000 was Deputy Chair and Deputy Chief Executive Officer, ATCO Limited and Canadian Utilities Limited.

Board Committee Members

There are five committees of the Board of Directors made up of the following members.

Audit Committee: Jeremy Reitman (Chair), Robert Chevrier, Eva Lee Kwok, Frank McKenna, Philip Orsino, Guylaine Saucier, David Galloway (ex officio)

Conduct Review Committee: Frank McKenna (Chair), Robert Chevrier, Eva Lee Kwok, Philip Orsino, Jeremy Reitman, Guylaine Saucier, David Galloway (ex officio)

Governance and Nominating: Bruce Mitchell (Chair), Stephen Bachand, David Beatty, David Galloway, Blair MacAulay, Jeremy Reitman

Human Resources and Management Compensation: Stephen Bachand (Chair), Robert Astley, Ronald Farmer, David Galloway, Blair MacAulay, Robert Prichard

Risk Review Committee: David Beatty (Chair), Robert Astley, David Galloway, Bruce Mitchell, Joseph Rotman, Nancy Southern, Jeremy Reitman (ex officio)

Executive Officers

At December 14, 2004, the following were executive officers of Bank of Montreal:

Executive Officer Name	Principal Occupation	Municipality of
Residence

F. Anthony Comper	President and Chief Executive Officer BMO Financial Group	Toronto, Ontario Canada

Yvan J.P. Bourdeau	President and Chief Operating Officer, BMO Nesbitt Burns	Toronto, Ontario Canada

Lloyd F. Darlington	President and Chief Executive Officer, Technology and Solutions, BMO Financial Group	Toronto, Ontario Canada

William A. Downe	Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns and Head Investment Banking Group	Winnetka, Illinois U.S.A.

Karen E. Maidment	Senior Executive Vice-President and Chief Financial Officer, BMO Financial Group	Cambridge, Ontario Canada

Gilles G. Ouellette	President and Chief Executive Officer, Private Client Group, BMO Financial Group and Deputy Chair, BMO Nesbitt Burns	Toronto, Ontario Canada

Rose M. Patten	Senior Executive Vice-President, Human Resources and Head, Office of Strategic Management, BMO Financial Group	Toronto, Ontario Canada

Robert W. Pearce	President and Chief Executive Officer, Personal and Commercial Client Group, BMO Financial Group	Oakville, Ontario Canada

Ronald G. Rogers	Deputy Chair, Enterprise Risk and Portfolio Management Group, BMO Financial Group	Mississauga, Ontario Canada

Frank J. Techar	President and Chief Executive Officer, Harris Bankcorp, Inc. and Harris Trust & Savings Bank	Kenilworth, Illinois U.S.A.

All of the above named executive officers have held their present positions or other senior positions with Bank of Montreal or its subsidiaries during the past five years, except for Karen E. Maidment who, prior to 2000, was Executive Vice-President and Chief Financial Officer, Clarica Life Insurance Company.

Shareholdings of Directors and Executive Officers
To the knowledge of the Bank, the directors and executive officers of Bank of Montreal, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 510,790 of Bank of Montreal’s common shares representing 0.1% of Bank of Montreal’s issued and outstanding common shares.

Additional Disclosure for Directors and Executive Officers
To the knowledge of the Bank, no director or executive officer of the Bank is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

(i)	Mr. Bachand, a director of the Bank, was a director of Krystal Bond Inc. when it became subject to a cease trade order for failure to file financial statements on April 12, 2002. It has since ceased to operate as a going concern;

(ii)	Mr. Downe, Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns and Head Investment Banking Group, became a director of Goodwill Industries in 1996 to assist in its reorganization under Chapter 11 of the U.S. Bankruptcy Code, which was completed in June 1997. Mr. Downe is no longer a director of Goodwill Industries;

(iii)	Mr. Galloway, the Chairman and a director of the Bank, was a director of ITI Education Corporation (due to Torstar’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August 2001;

(iv)	Mrs. Kwok, a director of the Bank, was a director of Air Canada when it filed for protection under the Companies’ Creditors Arrangement Act (CCAA) in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004, though Mrs. Kwok is no longer a director of Air Canada;

(v)	Mr. McKenna, a director of the Bank, was a director of AlphaNet Telecom Inc. when it voluntarily agreed to the appointment of a receiver in February 1999;

(vi)	Mr. Rotman, a director of the Bank, was a director of Livent Inc. when a cease trading order was issued against it in August 1998 and when Livent filed for protection under the CCAA and Chapter 11 of the U.S. Bankruptcy Code in November 1998. Mr. Rotman resigned as a director of Livent on September 29, 1999 and Livent has since ceased carrying on business. In addition, Mr. Rotman was a director of Paragon Entertainment Corporation when it made a filing under the CCAA in April 1998. In June 1998, Mr. Rotman resigned as a director of Paragon, following which a cease trade order was issued against it. The company was subsequently placed into receivership; and

(vii)	Mme Saucier, a director of the Bank, is a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements, which cease trade order is still in effect.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Bank’s common and preferred shares is Computershare Trust Company of Canada with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. In addition, Computershare Investor Services PLC and Computershare Trust Company of New York serve as transfer agents and registrars for common shares in London, England and New York, respectively.

INTERESTS OF EXPERTS

The Bank’s auditors are KPMG LLP, Suite 3300, Box 31, Commerce Court West, Toronto, Ontario, M5L 1B2. For the four years ended October 31, 2003, KPMG LLP and PricewaterhouseCoopers LLP served jointly as the Bank’s auditors. The Bank’s consolidated financial statements as at October 31, 2004 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of KPMG LLP, independent chartered accountants, given on their authority as experts in auditing and accounting. As of November 23, 2004, the partners and employees of KPMG LLP collectively owned beneficially, directly or indirectly, less than 1% of the Bank’s outstanding common shares.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee of the Bank is composed of the following six members: Jeremy Reitman (Chair), Robert Chevrier, Eva Lee Kwok, Frank McKenna, Philip Orsino and Guylaine Saucier. The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Appendix I to this Annual Information Form.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the NYSE rules. In addition, the Board has determined that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

Mr. Reitman is a lawyer by profession and received an A.B. with a major in Economics from Dartmouth College in Hanover, New Hampshire and a B.C.L. from McGill University. He is President and Chief Executive Officer of Reitmans (Canada) Limited, a retailing company which is listed on the Toronto Stock Exchange.

Mr. Chevrier holds a B.Comm. degree from Concordia University and is a Fellow of the Institute of Chartered Accountants. He is a former Chairman and Chief Executive Officer of one of North America’s largest integrated distributors of electrical, plumbing, heating, refrigeration, ventilation and waterworks supplies. Currently he serves on the boards of other Canadian public companies and is on other audit committees.

Mrs. Kwok has an M.Sc. degree from King’s College, University of London. Prior to joining the Bank’s board, she was a director of a major life and health insurance company and currently serves on boards of other Canadian public companies and on two audit committees of Hong Kong Stock Exchange listed companies.

Mr. McKenna holds a B.A. from St. Francis Xavier University, carried out postgraduate studies at Queen’s University and received his law degree from University of New Brunswick. He currently serves on the boards of other major Canadian public companies and on other audit committees.

Mr. Orsino has a B.A. from University of Toronto and is a Fellow of the Institute of Chartered Accountants. He is President and Chief Executive Officer of Masonite International Corporation, an integrated global building products company listed on the Toronto Stock Exchange and the New York Stock Exchange, which he has built into the world’s leading door maker with worldwide customers. Among his current community activities, he serves as a member of the board and as Chairman of the Finance and Audit Committee of the University Health Network in Toronto.

Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal and is a Fellow of the Institute of Chartered Accountants. She is a former Chair of the Canadian Institute of Chartered Accountants (CICA) and was Chair of the Joint Committee on Corporate Governance established by the CICA, Toronto Stock Exchange and Canadian Venture Exchange. Throughout her career she has been active on boards and the audit committees of major Canadian and international public companies.

Shareholders’ Auditors’ Service Fees
Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2004 and 2003 were as follows:

Fees in millions of dollars (1)	2004	2003
Audit Fees (2)	$7.4	$8.8
Audit-related Fees (3)	0.2	0.7
Tax Fees (4)	0.0	3.5
All Other Fees (5)	0.4	2.0
Total	$8.0	$15.0

(1) The classification of fees is based on the United States Securities and Exchange Commission definitions that were finalized in January 2003.

(2) The 2003 amount related to pension audits has been reclassified from Audit-related fees to Audit fees to be consistent with the presentation for 2004.
(3) Audit-related fees for 2003 and 2004 primarily relate to fees paid for accounting advice.
(4) Tax fees in 2003 primarily relate to fees paid in connection with the preparation of tax returns for certain customers of Harris Trust and Savings Bank that were agreed prior to the implementation of the Bank’s Auditor Independence Policy.
(5) All other fees for 2003 and 2004 primarily relate to fees paid for corporate recovery services that were grandfathered when the Bank’s Auditor Independence Policy came into effect.

ADDITIONAL INFORMATION

Additional information about Bank of Montreal is available on the Bank’s web site at www.bmo.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange web site at www.sec.gov/edgar.

Additional information, including directors’ and executive officers’ remuneration and indebtedness and securities authorized for issuance under equity compensation plans is contained in Bank of Montreal’s Proxy Circular dated as of December 31, 2004 in connection with its Annual Meeting of Shareholders to be held on February 22, 2005.

Additional financial information is provided in Bank of Montreal’s consolidated financial statements and Management’s Discussion and Analysis in the 2004 Annual Report of Bank of Montreal for its fiscal year ended October 31, 2004.

Copies of the Annual Information Form, as well as copies of the 2004 Annual Report of Bank of Montreal for the year ended October 31, 2004 and Proxy Circular dated December 31, 2004 may be obtained from:

Bank of Montreal
Corporate Secretary’s Department
100 King Street West
1 First Canadian Place, 21st Floor
Toronto, Ontario
Canada M5X 1A1

Telephone:	416-867-6785
Fax:	416-867-6793
Email:	corp.secretary@bmo.com

®Registered trade marks of Bank of Montreal

APPENDIX I

BANK OF MONTREAL

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is responsible for performing the duties set out in this Charter to enable the Board to fulfill its oversight responsibilities in relation to:

•	the integrity of the Bank’s financial reporting;

•	the Bank’s internal controls and disclosure controls;

•	the performance of the Bank’s internal audit function and the qualifications and independence of the Bank’s Chief Auditor;

•	the qualifications, independence and performance of the Bank’s Independent Auditor; and

•	the Bank’s compliance with legal and regulatory requirements.

MEMBERS

The Committee shall consist of three or more Directors as determined by the Board. At least a majority of the members of the Committee shall be resident Canadians and not “affiliated” with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee shall be:

•	a Director who is not an officer or employee of the Bank or an affiliate of the Bank;

•	an “unrelated director” for the purposes of the Toronto Stock Exchange Guidelines; and

•	“independent” for the purposes of applicable Canadian and United States securities laws and the New York Stock Exchange Rules.

Each member of the Committee shall be Financially Literate and the Committee shall have at least one Audit Committee Financial Expert. Members of the Committee shall not serve on more than three public company audit committees without the approval of the Board provided that members of the Committee serving on more than three public company audit committees as of November 25, 2003 may continue to serve on such committees without the approval of the Board. Members of the Committee may not receive any compensation from the Bank other than director and committee fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service).

The Board shall, having considered the recommendation of the Governance and Nominating Committee, appoint the members of the Committee and the Chair of the Committee annually at the first meeting of the Board after the meeting of the shareholders at which Directors are elected each year. Each successor to the Chair shall be designated by the Board, having considered the recommendation of the Governance and Nominating Committee, at least three months prior to the anticipated date of retirement of the Chair. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors. If a member of the Committee becomes “affiliated” with the Bank for the purposes of the Bank Act (Canada), the member may continue as a member of the Committee with the approval of the Governance and Nominating Committee, in consultation with the General Counsel. Any member of the Committee may be removed or replaced at any time by the Board.

MEETINGS

The Committee shall meet as frequently as it determines necessary but not less frequently than once each quarter. The Chair of the Committee may call meetings of the Committee and must call a meeting when requested to do so by a member of the Committee, the Independent Auditor, the Chief Auditor, the Chairman and Chief Executive Officer or the Chief Financial Officer. Notice of the time and place of each meeting of the Audit Committee must be given to each member of the Committee and the Independent Auditor, not less than 48 hours before the time of the meeting. A quorum of the Committee shall be a majority of its members. The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present and at which a majority of the members present are resident Canadians in person or by telephone or other electronic means. Each member is entitled to one vote in Committee proceedings.

The Chair shall preside at all meetings of the Committee at which he or she is present and shall, with input from the Chief Financial Officer, Chief Auditor and Independent Auditor, develop the agenda for each Committee meeting. The agenda for each meeting of the Committee shall be delivered to each member of the Committee at least 48 hours prior to any meeting of the Committee, together with such other materials as the Chair determines necessary. The Chair shall designate from time to time a person who may, but need not be, a member of the Committee, to be Secretary of the Committee. Minutes shall be kept of all meetings of the Committee and shall be maintained by the Secretary of the Committee. The procedure at meetings is to be determined by the Committee unless otherwise determined by the By-Laws of the Bank, by a resolution of the Board or by this Charter.

The Committee shall meet at least quarterly in separate private sessions with management, the Chief Auditor and the Independent Auditor. After such sessions, the Committee shall also meet with only members of the Committee present. The Committee may invite any Director, officer or employee of the Bank or the Bank’s counsel or Independent Auditor or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Independent Auditor shall, at the expense of the Bank, be entitled to attend and be heard at any meeting of the Committee.

REPORTS

The Committee shall report the proceedings of each meeting and all recommendations made by the Committee at such meeting to the Board at the Board’s next meeting. The Committee shall make such recommendations to the Board as it may deem appropriate and has such decision-making authority as the Board may determine from time to time. The Committee shall also review and approve the report of the Committee to be included in the Bank’s information circular and such other reports relating to the activities of the Committee as may be required by the Bank or the Board from time to time.

RESPONSIBILITIES AND DUTIES

The Committee shall perform the duties set out in this Charter and shall perform such other duties as may be necessary or appropriate under applicable law or stock exchange rules, or as may be delegated to the Committee by the Board from time to time, including such duties as are specified in the Bank’s Board Approval/Oversight Guidelines. In addition, the Committee shall act as the audit committee of subsidiaries of the Bank as required by the Board.

Financial Reporting

The Committee shall review with management and the Independent Auditor:

•	the appropriateness of the Bank’s accounting and financial reporting;

•	any changes to the Bank’s accounting and financial reporting as such changes are recommended by management or the Independent Auditor;

•	the accounting treatment of significant risks and uncertainties;

•	key estimates and judgments of management that may be material to the Bank’s financial reporting; and

•	significant auditing and financial reporting issues discussed during the fiscal period and the method of resolution.

The Committee shall review with management and the Independent Auditor and approve or, if appropriate, recommend for approval by the Board:

•	the annual audited financial statements, together with the report of the Independent Auditor thereon, and the interim unaudited financial statements, together with the interim review report of the Independent Auditor thereon (taking into account the explanation of management of all significant variances between comparative reporting periods);

•	management’s discussion and analysis relating to the annual audited financial statements and interim financial statements;

•	all financial information in material public disclosure documents including earnings press releases, “pro forma” or “adjusted” non-GAAP financial information in earnings press releases and financial information in prospectuses or other offering or public disclosure documents;

•	such returns of the Bank as the Superintendent under the Bank Act (Canada) may specify; and

•	annual financial statements and regulatory returns of subsidiaries of the Bank as required by the Board.

The Committee’s review of any financial statement or other public disclosure document shall include a review with management of the presentation and impact of significant risks and uncertainties and as well as key estimates and judgments of management that may be material to the statements or disclosure. Before recommending any financial statements to the Board for approval, the Committee shall seek confirmation from management that such financial statements, together with the other financial information included in the Bank’s annual and interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of the relevant date and for the relevant periods. In addition, the Committee shall approve, and periodically assess the adequacy of, the Bank’s procedures for the review of financial information extracted or derived from the Bank’s financial statements that is to be publicly disclosed and has not otherwise been reviewed by the Committee and for the review of financial information and earnings guidance provided to analysts and rating agencies.

The Committee shall review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Bank’s internal control over financial reporting which are reasonably likely to adversely affect the Bank’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in the Bank’s internal controls. In addition, the Committee shall review management’s recommendations for rectifying such deficiencies and weaknesses and review, as appropriate, the implementation of such recommendations.

Internal Controls and Disclosure Controls

In overseeing the Bank’s internal control procedures and management’s reporting thereon, the Committee shall:

•	require management to design, implement and maintain appropriate internal control procedures;

•	review, evaluate and approve the Bank’s internal control policies and procedures including any reports of the Independent Auditor thereon;

•	meet with the Chief Auditor and with management to discuss the effectiveness of the Bank’s internal control procedures; and

•	approve the Bank’s periodic reports as required by the Canada Deposit Insurance Corporation Act and other regulatory authorities.

In overseeing the Bank’s disclosure controls the Committee shall review and approve the controls and procedures that have been adopted by the Bank to confirm that material information about the Bank and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

Internal Audit Function

In overseeing the internal audit function, the Committee shall:

•	review, at least annually, the mandate, budget, planned activities, staffing resources and organizational structure of the internal audit function and, if appropriate, recommend changes;

•	review and approve the Bank’s corporate policy setting out the terms of reference of the Chief Auditor;

•	review the quarterly report of the Chief Auditor, together with management’s response to any identified weaknesses, including reports on internal controls over credit risk, liquidity risk, market risk and operational risk;

•	review, at least semi-annually, with the Chief Auditor reports of regulators to the Bank and the resultant action by management; and

•	review any other reports submitted to the Committee by the Chief Auditor.

The Audit Committee shall have the authority to communicate directly with the Chief Auditor. The Committee shall also participate in the appointment and performance evaluation of the Chief Auditor.

Independent Auditor

The Independent Auditor reports to the Board and the Committee, as representatives of the shareholders. The Committee has the authority to communicate directly with the Independent Auditor and the Independent Auditor reports directly to the Committee. Accordingly, the Committee shall evaluate and be responsible for the Bank’s relationship with the Independent Auditor. Specifically, the Committee shall:

•	make recommendations to the Board regarding the Independent Auditor to be recommended to the shareholders for appointment and, where appropriate, the termination of the Independent Auditor (with reference in particular to the skills and resources of the Independent Auditor, taking into account the complexity of the Bank);

•	review the terms of the Independent Auditor’s engagement, the annual audit plan and the appropriateness and reasonableness of the proposed audit fees and make recommendations to the Board as appropriate;

•	require the Independent Auditor to confirm in its engagement letter each year that it reports directly to the Committee, as representatives of the shareholders; satisfy itself that the audit plan is risk based and covers all relevant activities over a measurable cycle and that the work of the Independent Auditor and the Chief Auditor is coordinated;

•	be directly responsible for overseeing the work of the Independent Auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Bank;

•	review the scope and results of the audit conducted by the Independent Auditor with the Independent Auditor, the Chief Auditor and management, including:

(i)	the Independent Auditor’s evaluation of the Bank’s internal accounting controls that the Independent Auditor tested and relied on and any recommendations related thereto;

(ii)	the degree of cooperation the Independent Auditor received from management; any problems experienced by the Independent Auditor in conducting the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(iii)	the existence of problems or potential problems related to accounting and/or auditing matters and any accounting errors;

(iv)	the Independent Auditor’s management letter, management’s response and subsequent follow-up of any identified weaknesses;

(v)	the appropriateness and quality of all critical accounting policies and practices used by the Bank and the selection of new policies and practices; and

(vi)	any alternative treatments of financial information that have been discussed with management, the ramifications of their use and the Independent Auditor’s preferred treatment, as well as any other material communications with management;

and advise the Board of the Bank’s performance in these areas;

•	meet regularly with the Independent Auditor without management present and ask the Independent Auditor to report on any significant disagreements, unresolved issues and consultations with management as well as any other matters the Independent Auditor believes the Committee should be aware of in order to exercise its responsibilities;

•	oversee the resolution of any disagreements between the Independent Auditor and management;

•	review all material correspondence between the Independent Auditor and management related to audit findings;

•	evaluate the Independent Auditor’s audit performance, taking into account management’s evaluation of such performance;

•	review the report of the Independent Auditor under Section 328 of the Bank Act (Canada) as well as any other investments and transaction that could adversely affect the well being of the Bank as the Independent Auditor or any officer of the Bank may bring to the attention of the Committee;

•	pre-approve all audit services and permitted non-audit services (including the fees and terms thereof) to be performed for the Bank or its subsidiaries by the Independent Auditor in accordance with the criteria established by the Committee in the Bank’s Auditor Independence Policy; the Committee may delegate to one or more Committee members, the authority to grant pre-approvals for audit and permitted non-audit services to be performed for the Bank by the Independent Auditor, provided that decisions of such members to grant pre-approvals shall be presented to the full Committee at its next meeting;

•	obtain and review a report from the Independent Auditor at least annually addressing (i) the Independent Auditor’s internal quality control procedures, (ii) any material issues raised by the most recent internal quality-control review or peer review of the Independent Auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the Independent Auditor, (iii) any steps taken to deal with any such issues, (iv) the Independent Auditor’s internal procedures to ensure independence, and (v) delineating all relationships between the Independent Auditor and the Bank;

•	review any notices required to be delivered to the Committee by the Independent Auditor relating to (i) the Independent Auditor’s failure to address defects in its quality control systems to the satisfaction of the Canadian Public Accountability Board, or (ii) sanctions imposed on the Independent Auditor by the Canadian Public Accountability Board, and take such action and make recommendations to the Board as appropriate;

•	be responsible for actively engaging in a dialogue with the Independent Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Independent Auditor and for recommending that the Board take appropriate action to ensure the independence of the Independent Auditor;

•	require the rotation of members of the audit engagement team as required by law and require that the Independent Auditor provide a plan for the orderly transition of audit engagement team members; and

•	review and approve the Bank’s policies for the hiring by the Bank of partners and employees or former partners and employees of the present and former Independent Auditor.

Risk Management

The Committee shall discuss the Bank’s policies with respect to risk assessment and risk management.

Legal and Regulatory Compliance

The Committee shall:

•	review with the General Counsel and the Chief of Compliance the adequacy and effectiveness of the Bank’s policies and procedures for compliance with legal and regulatory requirements and the results of such policies and procedures;

•	review with the General Counsel reports of regulators to the Bank and the resultant action by management;

•	meet annually with representatives of the Office of the Superintendent of Financial Institutions (OSFI), jointly with the Risk Review Committee, to receive OSFI’s report on the results of its annual examination of the Bank;

•	establish and review annually procedures for:

■	the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal controls, disclosure controls or auditing matters; and

■	the confidential anonymous submission of concerns by employees of the Bank regarding questionable accounting or auditing matters; and

•	review and approve the Bank’s code of ethics for the Bank’s Chief Executive Officer, Chief Financial Officer and Chief Auditor and any waivers or amendments of that code; and

•	approve any waivers of FirstPrinciples, the Bank’s code of business conduct and ethics, for the Bank’s Chief Executive Officer, Chief Financial Officer and Chief Auditor.

Aircraft and Chief Executive Officer Expense Accounts

The Chair of the Committee shall review, on a quarterly basis, the report on senior executive expense accounts, and the Committee shall review, on an annual basis, the report on bank aircraft and Chief Executive Officer expense accounts.

ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

The Committee shall have full, free and unrestricted access to management and employees, the Chief Auditor and to the Independent Auditor. The Committee has the authority to retain legal counsel, consultants or other advisors, with respect to any issue or to assist it in fulfilling its responsibilities without consulting or obtaining the approval of any officer of the Bank and the Bank shall provide appropriate funding, as determined by the Committee, for any such advisors.

ANNUAL REVIEW AND ASSESSMENT

The Committee shall conduct an annual review and assessment of its performance, including a review of its compliance with this Charter, in accordance with the process developed by the Governance and Nominating Committee and approved by the Board. The Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results to the Governance and Nominating Committee.

The Committee shall also review and assess the adequacy of this Charter on an annual basis taking into account all legislative and regulatory requirements applicable to the Committee as well as any best practice guidelines recommended by regulators or stock exchanges with which the Bank has a reporting relationship and, if appropriate, shall recommend changes to the Governance and Nominating Committee.

DEFINITIONS

Capitalized terms used in this Charter have the meanings attributed to them below:
“Audit Committee Financial Expert” means a person who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Bank’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions;

acquired through any one or more of the following:

(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.